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SEC Mail Processing Section

MAR 01 2018

Washington DC 408

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53495

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2017** (MM/DD/YY) AND ENDING **12/31/2017** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Silverwood Partners, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 Pleasant Street
(No. and Street)

Sherborn	**MA**	**01170**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Hodson-Walker **508-651-2194**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

DiCicco, Gulman & Company, LLP
(Name - if individual, state last, first, middle name)

155 Federal Street, Suite 200	**Boston**	**MA**	**02110**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Jonathan Hodson-Walker, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Silverwood Partners, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

J. Hodson-Walker
Signature

MANAGING PARTNER
Title

Subscribed and sworn
to before me
this 27th day of FEBRUARY 2018

[signature]
Notary Public

This report* contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [ ] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [ ] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SILVERWOOD PARTNERS, LLC
DECEMBER 31, 2017

TABLE OF CONTENTS

DGC
ACCOUNTING • TAX • ADVISORY

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Silverwood Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Silverwood Partners, LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Silverwood Partners, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Silverwood Partners, LLC's management. Our responsibility is to express an opinion on Silverwood Partners, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Silverwood Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We have served as Silverwood Partners, LLC's auditor since 2010.

DiCicco Gulman & Company LLP

Boston, Massachusetts
February 28, 2018

DICICCO, GULMAN & COMPANY LLP
150 Presidential Way, Suite 510, Woburn, MA 01801 781 937 5300 dgccpa.com

SILVERWOOD PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

ASSETS	
Cash	$ 1,007,837
Property and equipment, net	76,044
TOTAL ASSETS	$ 1,083,881

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 117,070
MEMBERS' EQUITY	966,811
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,083,881

The accompanying notes are an integral part of this financial statement.

Note 1 - Organization

Silverwood Partners, LLC, (the "Company"), located in Sherborn, Massachusetts, provides investment banking services to both public and privately held companies worldwide but primarily in the United States. The Company is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company does not carry security accounts for clients or perform custodial functions related to client securities.

Note 2 - Summary of Significant Accounting Policies

(a) Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided using accelerated and straight-line methods over the estimated useful lives of the respective assets or lease term, if shorter. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Income Taxes

The Company is considered to be a partnership for federal and state income tax purposes. Accordingly, no provision for income taxes has been made in the accompanying financial statements because such taxes, if any, are the responsibility of the members. Accounting principles generally accepted in the United States of America prescribe the threshold a tax position is required to meet before being recognized in the financial statements. For purposes of this standard, the pass-through status of the entity at the federal and state level is considered a tax position. The Company has reviewed its pass-through status and has determined that this position is not subject to significant uncertainty.

The Company's income tax returns are subject to examination by taxing authorities. Because the application of tax laws and regulations to many types of transactions is susceptible to varying interpretations, amounts reported could be changed at a later date upon final determination by those authorities. The Company is no longer subject to examinations by tax authorities for years prior to 2014. Currently, there are no income tax audits in process. The Tax Cuts and Jobs Act of 2017 (the "ACT") was signed into law on December 22, 2017. Management does not expect the Act to have a financial impact on the Company since the effects of the Company's activities are passed through to the members.

Note 3 - Property and Equipment, Net

Property and equipment, net consists of the following:

Furniture and fixtures	$18,021
HVAC	17,960
Land improvements	13,500
Leasehold improvements	77,542
	127,023
Less accumulated depreciation	(50,979)
	$ 76,044

Note 4 - Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule under the Securities and Exchange Act of 1934 (Rule 15c3-1). Rule 15c3-1 requires the maintenance of minimum net capital of the greater of 6 2/3% of the Company's total aggregate indebtedness, as defined, or $5,000, and that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2017 the Company had net capital of $890,767, which was $882,962 in excess of its minimum net capital requirement (see Schedule I). The Company's ratio of aggregate indebtedness to net capital is 0.13 to 1.

Note 5 - Credit Risks

At certain times, the Company maintains cash balances in excess of $250,000 in a financial institution. The Federal Deposit Insurance Corporation insures up to $250,000 for each depositor. The Company has not experienced any losses in such accounts and does not believe they are exposed to any significant credit risks.

Note 6 - Contingencies

From time to time, the Company may be involved in legal actions arising in the ordinary course of business. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably. The Company establishes accruals for losses that management deems to be probable and subject to reasonable estimate.

The Company filed claims in 2015 against two former employees for breaching their contractual and fiduciary duties to the Company. The respondents filed a counterclaim, claiming breach of contract, unjust enrichment, fraud inducement, specific performance and/or declaratory relief. An award notice was issued by FINRA's Office of Dispute Resolution on December 9, 2016.

Note 6 – Contingencies (continued)

Pursuant to the FINRA award, if the Company receives any compensation from certain clients that the two former employees were involved with while working for the Company, certain set percentages of such compensation determined by the award is required to be paid to the former employees.

During 2017, the Company paid to the two former employees a percentage of revenue received from two transactions in the total amount of $3,322,587.

Note 7- Subsequent Events

The Company has evaluated subsequent events through February 28, 2018, the date the financial statements were approved and authorized for issuance by management, and determined that there have been no subsequent events that would require recognition in the financial statements or disclosure in the notes to financial statements.

SILVERWOOD PARTNERS, LLC
SEC FILE NO: 8-53495

STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2017

FILED IN ACCORDANCE WITH RULE 17a-5(e)(3)
AS A PUBLIC DOCUMENT